SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)

Alector, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014442107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 498,468 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 498,468 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,468 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (as defined in Item 2(a) of the Original Schedule 13G). PVM VI (as defined in Item 2(a) of the Original Schedule 13G), the general partner of PVP VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 97,932,605 shares of the Issuer’s common stock (“Common Stock”) outstanding as of November 1, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2024 (the “Form 10-Q”).

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 544,039 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 544,039 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,039 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPFF VI (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVPFF VI, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI (AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,072,644 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,072,644 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,072,644 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (AIV) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Partners VI (AIV-B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,738,666 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,738,666 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP VI (AIV-B) (as defined in Item 2(a) of the Original Schedule 13G). PVM VI, the general partner of PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Polaris Venture Management Co VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (2)
12	TYPE OF REPORTING PERSON OO

(1)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,119 (1)
	6	SHARED VOTING POWER 9,853,817 (2)
	7	SOLE DISPOSITIVE POWER 28,119 (1)
	8	SHARED DISPOSITIVE POWER 9,853,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,881,936 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Brian Chee directly.
(2)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,562 (1)
	6	SHARED VOTING POWER 9,853,817 (2)
	7	SOLE DISPOSITIVE POWER 19,562 (1)
	8	SHARED DISPOSITIVE POWER 9,853,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,873,379 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Jonathan A. Flint directly.
(2)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 124,060 (1)
	6	SHARED VOTING POWER 9,853,817 (2)
	7	SOLE DISPOSITIVE POWER 124,060 (1)
	8	SHARED DISPOSITIVE POWER 9,853,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,977,877 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% (3)
12	TYPE OF REPORTING PERSON IN

(1)

32,145 of such shares are held of record directly by Terrance G. McGuire, 65,665 of such shares are held by McGuire Family Trust, and 26,250 of such shares consist of restricted stock units that have been granted to Terrance G. McGuire in his capacity as a former director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment (as defined in the Introductory Note below). Terrance G. McGuire is the donor of the McGuire Family Trust and may be deemed to share voting, investment and dispositive power with respect to the shares held by the McGuire Family Trust.

(2)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based upon 97,958,855 shares of Common Stock, calculated as follows: (i) 26,250 shares that represent restricted stock units that have been granted to Mr. McGuire in his capacity as a former director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment plus (ii) 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,853,817 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,853,817 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,853,817 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (2)
12	TYPE OF REPORTING PERSON IN

(1)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

CUSIP #014442107

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,532 (1)
	6	SHARED VOTING POWER 9,853,817 (2)
	7	SOLE DISPOSITIVE POWER 27,532 (1)
	8	SHARED DISPOSITIVE POWER 9,853,817 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,881,349 (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All of such shares are held by Bryce Youngren directly.
(2)

498,468 of such shares are held of record by PVP VI, 544,039 of such shares are held of record by PVPFF VI, 7,072,644 of such shares are held of record by PVP VI (AIV) and 1,738,666 of such shares are held of record by PVP VI (AIV-B). PVM VI, the general partner of each of PVP VI, PVPFF VI, PVP VI (AIV) and PVP VI (AIV-B), may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Jonathan A. Flint, Terrance G. McGuire, Amir Nashat, and Bryce Youngren are the managing members of PVM VI and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Based on 97,932,605 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Form 10-Q.

SCHEDULE 13G

CUSIP #014442107

Introductory Note: This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13G initially filed with the Commission on February 12, 2020, as amended by Amendment No. 1 filed with the Commission on February 12, 2021, Amendment No. 2 filed with the Commission on February 11, 2022, Amendment No. 3 filed with the Commission on February 7, 2023 and Amendment No. 4 filed with the Commission on February 9, 2024 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

ITEM 2(A). NAME OF PERSONS FILING

Item 2(A) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

This Amendment is being filed on behalf of each of the following persons: Polaris Venture Partners VI, L.P. (“PVP VI”), Polaris Venture Partners Founders’ Fund VI, L.P. (“PVPFF VI”), Polaris Venture Partners VI (AIV), L.P. (“PVP VI (AIV)”), PVP VI (AIV) Feeder Corp. Holding Partnership, L.P. (“PVP VI Feeder”), Polaris Venture Management Co. VI, L.L.C. (“PVM VI”), David Barrett (“Barrett”), Brian Chee (“Chee”), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”), Amir Nashat (“Nashat”), and Bryce Youngren (“Youngren”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 4. OWNERSHIP

Except as otherwise indicated on the cover pages for the Reporting Persons, the following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Amendment is provided as of September 30, 2024:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

CUSIP #014442107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

POLARIS VENTURE PARTNERS VI, L.P.
By: Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS VI (AIV), L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS VI (AIV-B), L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.
By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire*
Terrance G. McGuire

BRYCE YOUNGREN

By:	/s/ Bryce Youngren*
Bryce Youngren

DAVID BARRETT

By:	/s/David Barrett*
David Barrett

BRIAN CHEE

By:	/s/ Brian Chee*
Brian Chee

AMIR NASHAT

By:	/s/ Amir Nashat*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]